UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K
_______________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2009
Commission File Number: ______

Titan Trading Analytics Inc. (Translation of registrant's name into English)

Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7 Telephone: (780) 438-1239 Fax: (780) 438-1249
(Address of principal executive offices)
_____________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

TABLE OF CONTENTS
The following documents are filed as part of this Form 6-K:

Exhibit	Description

99.1	MD&A for Q1 2009 - period ending January 31, 2009
99.2	CEO Certification of Interim Filings
99.3	CFO Certification of Interim Filings
99.4	Interim Unaudited Consolidated Financial Statements - for period ending January 31, 2009
99.5	Press Release dated April 7, 2009 - 1 of 2
99.6	Press Release dated April 7, 2009 - 2 of 2
99.7	MCR dated April 7, 2009
99.8	CEO Certificate of Refiled Annual Filings - Form 52-109F1R
99.9	CFO Certificate of Refiled Annual Filings - Form 52-109F1R
99.10	Audited Annual Financial Statements (amended) for year ended October 31, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Titan Trading Analytics Inc.

Date: May 8, 2009	By:	/s/ Kenneth Powell
Name: Kenneth Powell
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	MD&A for Q1 2009 - period ending January 31, 2009
99.2	CEO Certification of Interim Filings
99.3	CFO Certification of Interim Filings
99.4	Interim Unaudited Consolidated Financial Statements - for period ending January 31, 2009
99.5	Press Release dated April 7, 2009 - 1 of 2
99.6	Press Release dated April 7, 2009 - 2 of 2
99.7	MCR dated April 7, 2009
99.8	CEO Certificate of Refiled Annual Filings - Form 52-109F1R
99.9	CFO Certificate of Refiled Annual Filings - Form 52-109F1R
99.10	Audited Annual Financial Statements (amended) for year ended October 31, 2008